Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

Corporate Office	TSX: SMT NYSE AMERICAN: SMTS
161 Bay Street, Suite 4260 Toronto, ON, Canada M5J 2S1	BVL: SMT www.sierrametals.com

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	Q1 2022 OPERATING AND FINANCIAL highlights	4

4.	covid-19 UPDATE AND outlook	7

5.	RESULTS OF OPERATIONS	8

6.	SUMMARIZED FINANCIAL RESULTS	14

7.	QUARTERLY FINANCIAL REVIEW	18

8.	LIQUIDITY AND CAPITAL RESOURCES	18

9.	safety, health and environment	19

10.	OTHER RISKS AND UNCERTAINTIES	20

11.	NON-IFRS PERFORMANCE MEASURES	21

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	25

13.	OFF BALANCE SHEET ARRANGEMENTS	27

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	27

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	27

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of May 11, 2022 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE AMERICAN”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE AMERICAN. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.	COMPANY OVERVIEW

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early-stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early-stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add increased economic tonnage going forward.

The Company is focused on improving operating performance through the production of higher volumes of ore to reduce unit costs, strengthening its asset base, continuing to increase its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

3.	Q1 2022 OPERATING AND FINANCIAL highlights

	Three Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	March 31, 2022	March 31, 2021
Operating
Ore Processed / Tonnes Milled	590,730	774,421
Silver Ounces Produced (000's)	734	961
Copper Pounds Produced (000's)	6,324	7,895
Lead Pounds Produced (000's)	4,216	9,004
Zinc Pounds Produced (000's)	10,492	24,123
Gold Ounces Produced	1,923	2,636
Copper Equivalent Pounds Produced (000's)[1]	15,896	25,496

Cash Cost per Tonne Processed	$61.32	$47.54
Cash Cost per CuEqLb[2]	$2.73	$1.62
AISC per CuEqLb[2]	$4.48	$2.88

Cash Cost per CuEqLb (Yauricocha)[2]	$2.19	$1.48
AISC per CuEqLb (Yauricocha)[2]	$3.73	$2.65
Cash Cost per CuEqLb (Bolivar)[2]	$4.55	$1.58
AISC per CuEqLb (Bolivar)[2]	$7.33	$2.91
Cash Cost per AgEqOz (Cusi)[2]	$13.48	$18.72
AISC per AgEqOz (Cusi)[2]	$19.94	$30.28
Financial
Revenues	$57,241	$69,624
Adjusted EBITDA[2]	$15,988	$27,946
Operating cash flows before movements in working capital	$10,702	$25,270
Adjusted net income (loss) attributable to shareholders[2]	$5,945	$4,739
Net income (loss) attributable to shareholders	$369	$3,084
Cash and cash equivalents	$19,511	$74,329
Working capital	$12,433	$64,704

1.	Silver equivalent ounces and copper equivalent pounds for Q1 2022 were calculated using the following realized prices: $23.95/oz Ag, $4.53/lb Cu, $1.69/lb Zn, $1.06/lb Pb, $1,875/oz Au. Silver equivalent ounces and copper equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au.

2.	This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Q1 2022 Consolidated Production Highlights

•	Silver production of 0.7 million ounces; a 24% decrease from Q1 2021

•	Copper production of 6.3 million pounds; a 20% decrease from Q1 2021

•	Lead production of 4.2 million pounds; a 53% decrease from Q1 2021

•	Zinc production of 10.5 million pounds; a 57% decrease from Q1 2021

•	Gold production of 1,923 ounces; a 27% decrease from Q1 2021

•	Copper equivalent production of 15.9 million pounds; a 38% decrease from Q1 2021

•	After reaching the Bolivar Northwest orebody at the end of the Q1, production is on track to reach the Company’s H1 guidance of 34.0 to 39.5 million copper equivalent pounds

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

Q1 2022 Operational Highlights

Consolidated mill throughput was 590,730 tonnes for Q1 2022, a decrease of 24% from Q1 2021. This decrease was a largely the result of the 50% decline in throughput at the Bolivar Mine. Consolidated copper equivalent pounds production decreased 38% to 15.9 million pounds as lower throughput and grades, except at the Cusi Mine, resulted in lower production for copper (20%), zinc (57%), lead (53%), silver (24%) and gold (27%) as compared to the same quarter of 2021.

Q1 2022 throughput from the Yauricocha Mine was 315,250 tonnes or 3% lower as compared to Q1 2021. Lower throughput combined with the impact of lower grades, except for copper and gold, resulted in a 32% decrease in copper equivalent pounds produced in Q1 2022 compared to Q1 2021.

At the Bolivar Mine, throughput was 187,556 tonnes during Q1 2022 or 50% lower as compared to Q1 2021. Further, grades for Q1 2022 were lower than Q1 2021 for all metals, resulting in a 64% decrease in copper equivalent pounds.

At Cusi, 15% higher throughput and higher head grades resulted in a 34% increase in silver equivalent production during Q1 2022 as compared to Q1 2021.

Q1 2022 Consolidated Financial Highlights

•	Revenue from metals payable of $57.2 million in Q1 2022 decreased by 18% from $69.6 million in Q1 2021. The decrease in revenues was largely the result of lower throughput at the Bolivar mine and lower grades from the Bolivar and Yauricocha mine. Higher average realized prices for all metals, except silver, could not compensate for the lower metals production;

•	Yauricocha’s cash cost per copper equivalent payable pound was $2.19 (Q1 2021 - $1.48), and AISC per copper equivalent payable pound of $3.73 (Q1 2021 - $2.65). Higher unit costs resulted from a 37% decrease in copper equivalent payable pounds;

•	Bolivar’s cash cost per copper equivalent payable pound was $4.55 (Q1 2021 - $1.58), and AISC per copper equivalent payable pound was $7.33 (Q1 2021 - $2.91) for Q1 2022. Unit costs at Bolivar increased as the 50% decrease in tonnage processed resulted in higher operating costs per tonne. Further, lower grades resulted in a 56% decrease in the copper equivalent payable pounds as compared to Q1 2021;

•	Cusi’s cash cost per silver equivalent payable ounce was $13.48 (Q1 2021 - $18.72), and AISC per silver equivalent payable ounce was $19.94 (Q1 2021 - $30.28) for Q1 2022 as compared to Q1 2021. Unit costs for Q1 2022 declined at Cusi due to the 49% increase in the silver equivalent payable ounces sold as compared to Q1 2021;

•	Adjusted EBITDA(1) of $16.0 million for Q1 2022 decreased compared to $27.9 million in Q1 2021. The decrease in adjusted EBITDA in Q1 2022 resulted from lower revenues and lower gross margins as compared to Q1 2021;

•	Net income attributable to shareholders for Q1 2022 was $0.4 million (Q1 2021: $3.1 million) or $0.00 per share (basic and diluted) (Q1 2021: $0.02);

•	Adjusted net income attributable to shareholders (1) of $5.9, or $0.04 per share, for Q1 2022 as compared to the adjusted net income of $4.7 million, or $0.03 per share for Q1 2021;

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

•	A large component of the net income for every period is the non-cash depletion charge in Peru, which was $1.4 million for Q1 2022 (Q1 2021: $2.4 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine;

•	Cash flow generated from operations before movements in working capital of $10.7 million for Q1 2022 decreased compared to $25.3 million in Q1 2021. The decrease in operating cash flow is mainly the result of lower consolidated revenues generated and lower gross margins realized; and

•	Cash and cash equivalents of $19.5 million and working capital of $12.4 million as at March 31, 2022 compared to $34.9 million and $17.3 million, respectively, at the end of 2021. Cash and cash equivalents decreased during Q1 2022 due to $3.9 million used in operating cash activities, $10.7 million of cash used in investing activities and $0.9 million used in financing activities.

Project Development

•	Mine development at Bolivar during Q1 2022 totaled 3,144 meters, which included 1,557 meters of development to prepare stopes for mine production. Of the remainder, 358 meters were related to the integration tunnel connecting Bolivar West and the Piedras Verdes plant, and 1,229 meters to development of ramps; and

•	Mine development at Cusi during Q1 2022 totaled 1,727 meters. These developments are part of the revised mine plan targeting 1,200 tpd

Exploration Highlights

Peru:

•	During the first quarter, 2,053 meters of surface exploration was completed in the Yauricocha Medio (1,095 meters), Kilcasca (449 meters), Exito (373 meters) and Fortuna (136 meters) zones;

•	Underground exploration continued during Q1 2022 with the aim to replace and increase mineral resources. Approximately 4,213 meters of drilling was completed mainly in France Chert, Adrico Sur and Amoeba zones.

•	On April 28, 2022, the Company announced discovery of a new high-grade zone above the 1170 level. The Company is working towards accessing this orebody as early as Q3 2022, which could positively impact grades during the second half of the year.

Mexico:

Bolivar

•	At Bolivar during Q1 2022, 19,739 meters were drilled from surface including 780 meters drilled in Bolivar West, 13,353 meters in Bolivar North-West and 441 meters in Gallo Inferior encountering skarn intersections with mineralization in all the zones. Additionally, infill drilling of 2,078 meters was completed in the Bolivar West zone and 3,087 meters in the Gallo Inferior (Mina de Fierro);

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

Cusi

•	During Q1 2022, the Company completed 7,092 meters of infill drilling to support the development of the Santa Rosa de Lima vein and NE Trend.

4.	covid-19 update and outlook

The COVID-19 pandemic has impacted the Company’s operations, and this is reflected in delays in mine development and preparation of areas for mining and consequent lower head grades. Lower volume of sales is a result of decrease in concentrate production attributable to lower grades. Costs are also negatively impacted mainly due to indirect fixed costs which have to be incurred, despite lower production. The Company continues to take proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on its employees, communities, operations, supply chain, and finances.

During the quarter ended March 31, 2022, the Company has continued its efforts to safeguard the health of its employees, while continuing to operate safely. During this quarter, the Company still suffered some delays in mine development leading to lower head grades, and forced deferral of some exploration and capital projects.

Due to the vaccination efforts currently at Yauricocha, 100% of onsite personnel have been vaccinated with three doses, significantly reducing any further risk of serious infection caused by COVID. The Company is constantly updating its guidelines by closely following the health updates issued by the Peruvian government.

In Mexico, there has been significant progress with the vaccination program. Currently most personnel at Bolivar and Cusi are vaccinated with at least two doses, with plans to achieve full vaccination with three doses by the end of Q3 2022.

Metal Prices

Base metal prices continued their upward trajectory in Q1 2022, after a consistent increase during each quarter of 2021, barring copper which saw a minor decline in Q3 2021. Silver prices declined during this period and gold prices remained stable around the $1,800 per ounce level, before crossing the $1,900 per ounce mark in the latter half of Q1 2022.

LME Average Prices	Quarter ended March 31,
(In US dollars)	2022	2021
Silver (oz)	$23.94	$26.29
Copper (lb)	$4.53	$3.85
Lead (lb)	$1.06	$0.92
Zinc (lb)	$1.70	$1.25
Gold (oz)	$1,874	$1,800

Copper prices during Q1 2022 averaged $4.53 per pound level, gaining support from the concerns related to lower copper production from Chile and some Peruvian mines during 2022.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

Zinc prices lead the base metals sector during this period gaining 36% over the average prices in Q1 2021. These prices continued to climb after the end of Q1 2022, amid concerns of supply disruptions resulting from high energy prices further pushed up by the war in Ukraine.

Gold prices have been bolstered by the rapidly rising inflation and geopolitical risks, which offset the expectations of higher interest rates during Q1 2022. The increasing volatility in the capital markets due to economic uncertainty helped gold strengthen its position as a safe haven. Silver prices have moved with gold prices, crossing the $26 per ounce level in the second week of March 2022. Average silver prices however have remained just below the $24 level, as the increase in COVID-19 variant cases negatively impacted hopes of economic recovery, reducing silver’s industrial demand. The silver sector may be up for growth though with the increase in the demand for electric vehicles and 5G-related applications.

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at March 31, 2022 the US dollar/Peruvian Nuevo Sol exchange rate was 3.70 (December 31, 2021: 4.00) and the US dollar/Mexican Peso exchange rate was 19.86 (December 31, 2021: 20.52). The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2022	2021				2020
Production Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Ore Processed/tonnes milled
Yauricocha	315,250	277,531	324,196	328,909	326,211	311,946	318,155	202,534
Bolivar	187,556	227,722	364,941	385,331	371,608	383,607	410,468	308,951
Cusi	87,924	84,804	61,071	73,294	76,602	82,683	69,835	-
Consolidated	590,730	590,057	750,208	787,534	774,421	778,236	798,458	511,485
Cash cost per tonne processed
Yauricocha	59.19	$64.54	$60.18	$61.35	$60.43	$62.44	$50.09	$44.27
Bolivar	60.82	$50.29	$25.58	$27.87	$31.38	$26.66	$21.50	$23.38
Cusi	69.99	$58.77	$75.83	$78.25	$71.07	$58.81	$57.31	$-
Consolidated	61.32	$58.21	$44.63	$46.54	$47.54	$44.42	$36.02	$34.26
Silver ounces produced (000's)
Yauricocha	256	331	451	483	451	430	520	358
Bolivar	58	57	95	202	197	149	199	214
Cusi	420	417	261	269	313	343	304	-
Consolidated	734	805	807	954	961	922	1,023	572
Copper pounds produced (000's)
Yauricocha	4,279	3,836	4,641	3,697	2,682	4,759	5,419	4,164
Bolivar	2,045	2,235	3,615	5,838	5,213	5,867	6,734	5,544
Consolidated	6,324	6,071	8,256	9,535	7,895	10,626	12,153	9,708
Lead pounds produced (000's)
Yauricocha	3,828	5,430	7,146	7,831	8,706	7,040	9,550	6,406
Cusi	388	581	695	129	298	590	305	-
Consolidated	4,216	6,011	7,841	7,960	9,004	7,630	9,855	6,406
Zinc pounds produced (000's)
Yauricocha	10,492	14,913	19,112	21,133	24,123	21,612	24,869	13,741
Consolidated	10,492	14,913	19,112	21,133	24,123	21,612	24,869	13,741
Gold ounces produced
Yauricocha	1,057	957	1,169	1,043	890	1,112	1,076	850
Bolivar	592	634	899	1,627	1,591	2,017	2,740	1,912
Cusi	274	272	193	142	155	234	173	-
Consolidated	1,923	1,863	2,261	2,812	2,636	3,363	3,989	2,762

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

Consolidated Production	Three months Ended
	March 31, 2022	March 31, 2021	% Var
Tonnes processed	590,730	774,421	-24%
Daily throughput	6,743	8,851	-24%

Silver ounces (000's)	734	961	-24%
Copper pounds (000's)	6,324	7,895	-20%
Lead pounds (000's)	4,216	9,004	-53%
Zinc pounds (000's)	10,492	24,123	-57%
Gold ounces	1,923	2,636	-27%
Copper equivalent pounds (000's) (1)	15,896	25,496	-38%
Metals payable in concentrates
Silver ounces (000's)	666	778	-14%
Copper pounds (000's)	5,858	7,041	-17%
Lead pounds (000's)	3,606	8,575	-58%
Zinc pounds (000's)	7,692	20,674	-63%
Gold ounces	1,583	2,267	-30%
Copper equivalent pounds (000's) (1)	13,748	22,024	-38%

(1) Copper equivalent pounds for Q1 2022 were calculated using the following realized prices: $23.95/oz Ag, $4.53/lb Cu, $1.69/lb Zn, $1.06/lb Pb, $1,875/oz Au. Copper equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au..

The Peruvian Operation - Yauricocha Mine, Yauyos, Peru

Sierra’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is permitted to produce at a rate of 3,600 tpd. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three months ended March 31, 2022 has been provided below:

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

Yauricocha Production	Three Months Ended March 31,
	2022	2021	% Var.
Tonnes processed	315,250	326,211	-3%
Daily throughput	3,603	3,728	-3%

Silver grade (g/t)	39.40	54.35	-28%
Copper grade	0.79%	0.56%	41%
Lead grade	0.66%	1.34%	-51%
Zinc grade	1.83%	3.71%	-51%
Gold Grade (g/t)	0.52	0.43	21%

Silver recovery	63.99%	79.05%	-19%
Copper recovery	77.22%	66.26%	17%
Lead recovery	82.50%	90.16%	-8%
Zinc recovery	82.09%	90.34%	-9%
Gold Recovery	20.06%	19.77%	1%

Silver production (000 oz)	256	451	-43%
Copper production (000 lb)	4,279	2,682	60%
Lead production (000 lb)	3,828	8,706	-56%
Zinc production (000 lb)	10,492	24,123	-57%
Gold Production (oz)	1,057	890	19%

Copper equivalent pounds (000's)(1)	10,876	15,937	-32%

(1) Silver equivalent ounces and copper equivalent pounds for Q1 2022 were calculated using the following realized prices: $23.95/oz Ag, $4.53/lb Cu, $1.69/lb Zn, $1.06/lb Pb, $1,875/oz Au. Silver equivalent ounces and copper equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au.

The Yauricocha Mine processed 315,250 tonnes during Q1 2022 as compared to 326,211 tonnes processed in the same quarter of 2021. This 3% decrease was due to delays in shotcrete work resulting from lower equipment availability and shortage of manpower. Labor shortages were also experienced in development and mining areas due to the continued impact of COVID-19.

The delays in preparation of the polymetallic mining zones forced the mine to focus on copper sulfides during the quarter, which resulted in higher copper head grades, but negatively impacted grades for all other metals, except gold. Q1 2022 copper and gold production was 60% and 19% higher, while silver, lead and zinc production was 43%, 56% and 57% lower respectively as compared to Q1 2021. Copper equivalent production for Q1 2022 from Yauricocha was 10,876 pounds or 32% lower than the same quarter of 2021.

Lost production is expected to be recovered in the coming quarters by making use of spare capacity at the plant. Our drilling campaign remains focused on the upper areas of the mine to identify new mineable areas within the permitted levels of the mine.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217-hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. After successive expansions, current target throughput is approximately 5,000 tpd.

Bolivar Production

Ore tonnage and grades at Bolivar in Q1 2022 were negatively impacted due to the presence of intrusive rock in the Mina de Fierro zone and lower than expected grades from the Bolivar West ore body. As a result, the Bolivar mine processed 187,556 tonnes in Q1 2022, which was a 50% decrease from Q1 2021. Grades for copper, silver and gold were 25%, 44% and 16% lower respectively, as compared to Q1 2021. The decrease in throughput and grades resulted in a 64% decrease in copper equivalent pounds produced during Q1 2022 as compared to Q1 2021.

Production is expected to improve for the balance of the year, in particular, during the second half of 2022, due to the full turn-around effort currently underway. Mining started in the Bolivar Northwest zone, which is expected to support the bulk of production for the coming quarters.

A summary of contained metal production from the Bolivar Mine for the three months ended March 31, 2022 has been provided below:

	Three Months Ended March 31,
Bolivar Production	2022	2021	% Var.
Tonnes processed (t)	187,556	371,608	-50%
Daily throughput	2,144	4,247	-50%

Copper grade	0.58%	0.77%	-25%
Silver grade (g/t)	10.97	19.68	-44%
Gold grade (g/t)	0.16	0.19	-16%

Copper recovery	85.22%	82.80%	3%
Silver recovery	88.44%	83.60%	6%
Gold recovery	63.53%	69.60%	-9%

Copper production (000 lb)	2,045	5,213	-61%
Silver production (000 oz)	58	197	-71%
Gold production (oz)	592	1,591	-63%

Copper equivalent pounds (000's)(1)	2,597	7,285	-64%

(1) Silver equivalent ounces and copper equivalent pounds for Q1 2022 were calculated using the following realized prices: $23.95/oz Ag, $4.53/lb Cu, $1.69/lb Zn, $1.06/lb Pb, $1,875/oz Au. Silver equivalent ounces and copper equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

Cusi Production

Operating at an average throughput of 964 tpd, Cusi processed 15% higher tonnes of ore in Q1 2022 as compared to Q1 2021. Higher head grades resulted from positive reconciliations to the resources in the mined zones. Silver production increased 34% to 0.4 million ounces, gold production increased 77% to 274 ounces and lead production increased 30% to 0.4 million pounds. Silver equivalent ounces produced for the quarter increased to 458,000 ounces or 37% higher as compared to Q1 2021.

Cusi production is on track to meet production guidance for the year.

A summary of contained metal production from the Cusi Mine for the three months ended March 31, 2022 has been provided below:

	Three Months Ended March 31,
Cusi Production	2022	2021	% Var.
Tonnes processed (t)	87,924	76,602	15%
Daily throughput(2)	964	839	15%

Silver grade (g/t)	173.96	157.22	11%
Gold grade (g/t)	0.19	0.16	19%
Lead grade	0.26%	0.22%	18%

Silver recovery (flotation)	85.37%	80.91%	6%
Gold recovery (lixiviation)	49.94%	39.57%	26%
Lead recovery	76.96%	81.46%	-6%

Silver production (000 oz)	420	313	34%
Gold production (oz)	274	155	77%
Lead production (000 lb)	388	298	30%

Silver equivalent ounces (000's)(1)	458	334	37%

(1) Silver equivalent ounces and copper equivalent pounds for Q1 2022 were calculated using the following realized prices: $23.95/oz Ag, $4.53/lb Cu, $1.69/lb Zn, $1.06/lb Pb, $1,875/oz Au. Silver equivalent ounces and copper equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au.

Consolidated Mineral Resources as on December 31, 2021

The Company announced PEA results for the Cusi mine at the end of 2020 and filed the corresponding NI 43-101 Technical Report of January 5, 2021. On August 16, 2021 the Company announced results of the 10,000 tpd PEA for its Bolivar and filed the NI 43-101 Technical Report on September 29, 2021. After the close of the year, the Company announced positive results of the updated PEA on expansion of its Yauricocha Mine, the Technical Report for which was filed on March 3, 2022.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

In accordance with NI 43-101, the Mineral Reserves previously reported for these mines are no longer valid after the issuance of the PEA Technical Reports and so have been removed from the tables below. The Mineral Resources have been adjusted for the mining depletion as of the effective date of the technical reports to December 31, 2021.

Resources - Measured and Indicated (1) (Based on SRK Technical Reports, depleted by production to December 2021)

											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha (2)	Measured	3,776	61	1.11	0.90	2.57	0.59	-	-	6.78	7	93	75	214	72	-	-	564
	Indicated	9,604	39	1.23	0.53	1.97	0.50	-	-	5.77	12	260	113	417	154	-	-	1,222
	Measured & Indicated	13,379	45	1.19	0.64	2.14	0.52	-	-	6.05	19	353	187	632	225	-	-	1,786
Bolivar (3)	Measured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Indicated	17,915	15	0.77			0.20	-	1.00	-	9	305	-	-	117	-	393	-
	Measured & Indicated	17,915	15	0.77	-	-	0.20	-	1.00	-	9	305	-	-	117	-	393	-
Cusi (4)	Measured	647	230		0.24	0.29	0.02	247	-	-	5	-	3	4	0	5	-	-
	Indicated	4,303	177		0.55	0.64	0.13	219	-	-	24	-	52	61	18	30	-	-
	Measured & Indicated	4,951	184	-	0.51	0.60	0.11	223	-	-	29	-	56	64	18	35	-	-
Total	Measured & Indicated	36,245	49	0.82	0.30	0.87	0.31				57	658	243	696	360	35	393	1,786

Notes:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates.

2.	Zinc equivalency is based on the following metal price assumptions: US$21.02/oz Ag, US$3.39/lb Cu, US$0.91/lb Pb, US$1.10/lb Zn and US$1,598.21/oz Au. Metallurgical recovery assumptions are variable between mineralization types, and are based on actual plant data for 2019. The average is (where recovered) 76% Ag, 75% Cu, 89% Pb, 89% Zn, 22% Au. The equivalency expression is designed to present an in-situ zinc equivalent, considering the recovered value of the other metals expressed in the value of zinc percent.

The equation is: ZnEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Zn$*Znrec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Yauricocha PEA Technical Report.

3.	Measured, Indicated and Inferred Resources include Proven and Probable Reserves. Copper equivalent is based on the following metal prices: US$17.82/oz Ag, US3.08/lb Cu and US$1,354 Au. Totals for Proven and Probable are diluted for internal waste. Metallurgical recovery assumptions are based on actual plant data for 2019 and are 78.6% Ag, 88% Cu, and 62.9% Au. The equivalency expression is designed to present an in-situ copper equivalent, considering the recovered value of the other metals expressed in the value of copper percent.

The equation is: CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Bolivar PEA Technical Report.

4.	Silver equivalency is based on the following metal price assumptions: US$20.0/oz Ag, US$0.91/lb Pb, US$1.07/lb Zn and US$1,541/oz Au. Based on the historical production information for Cusi, the metallurgical recovery assumptions are 87% Ag, 86% Pb, 51% Zn, 57% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.

The equation is: AgEq = ((Ag*Ag$*Agrec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Ag$*Agrec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Cusi PEA Technical Report.

Resources - Inferred (1) (Based on SRK Technical Reports, depleted by production to December 2021)

											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha (2)		11,566	29	1.40	0.32	1.03	0.44	-	-	4.87	11	358	83	262	162	-	-	1,242
Bolivar (3)		19,950	14	0.78			0.21	-	1.00	-	9	344	-	-	134	-	440	-
Cusi (4)		4,893	146		0.43	0.69	0.18	188	-	-	23	-	46	74	28	30	-	-
Total	Inferred	36,409	36	0.88	0.16	0.42	0.28				43	703	129	335	324	30	440	1,242

Notes:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates.

2.	Zinc equivalency is based on the following metal price assumptions: US$21.02/oz Ag, US$3.39/lb Cu, US$0.91/lb Pb, US$1.10/lb Zn and US$1,598.21/oz Au. Metallurgical recovery assumptions are variable between mineralization types, and are based on actual plant data for 2019. The average is (where recovered) 76% Ag, 75% Cu, 89% Pb, 89% Zn, 22% Au. The equivalency expression is designed to present an in-situ zinc equivalent, considering the recovered value of the other metals expressed in the value of zinc percent.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

The equation is: ZnEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Zn$*Znrec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Yauricocha PEA Technical Report.

3.	Measured, Indicated and Inferred Resources include Proven and Probable Reserves. Copper equivalent is based on the following metal prices: US$17.82/oz Ag, US3.08/lb Cu and US$1,354 Au. Totals for Proven and Probable are diluted for internal waste. Metallurgical recovery assumptions are based on actual plant data for 2019 and are 78.6% Ag, 88% Cu, and 62.9% Au. The equivalency expression is designed to present an in-situ copper equivalent, considering the recovered value of the other metals expressed in the value of copper percent.

The equation is: CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Bolivar PEA Technical Report.

4.	Silver equivalency is based on the following metal price assumptions: US$20.0/oz Ag, US$0.91/lb Pb, US$1.07/lb Zn and US$1,541/oz Au. Based on the historical production information for Cusi, the metallurgical recovery assumptions are 87% Ag, 86% Pb, 51% Zn, 57% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.

The equation is: AgEq = ((Ag*Ag$*Agrec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Ag$*Agrec). Further details of the key assumptions, parameters and methods used for this estimate are provided in the Cusi PEA Technical Report.

The above mineral resource estimate has been prepared by Americo Zuzunaga FAusIMM CP (Mining Engineer), Vice-President Corporate Planning of the Company, a Qualified Person and chartered professional qualifying as a Competent Person under the JORC Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

The resource estimate is based on the consolidated mineral resource estimate with the following effective dates as contained in the PEA Technical Reports filed for each of the mines:

Yauricocha Technical Report – effective date: March 31, 2021

Bolivar Technical Report – effective date: December 31, 2019

Cusi Technical Report – effective date: August 31, 2020

In preparing the above estimate, Mr. Zuzunaga has taken account of changes to the mineral resources due to mining depletion as of the effective date of the report to December 31, 2021. The changes to the resource report reflect mine depletion due to mining activities; no other adjustments to the estimate have been made to the mineral resource estimate as set out in the PEA Technical Reports.

All economic parameters are based on the respective PEA Technical Reports. All risks associated with the Mines are defined in the risks section of these Technical Report. Disclosure follows assumptions and parameters used in the Technical Reports.

6.	SUMMARIZED FINANCIAL RESULTS

Three months ended March 31, 2022 (compared to the three months ended March 31, 2021)

Net income attributable to shareholders for Q1 2022 was $0.4 million (Q1 2020: $3.1 million) or $nil per share (basic and diluted) (Q1 2021: $0.02). The major differences between these periods are explained below.

Revenues

Revenue from metals payable at the Yauricocha Mine in Peru of $35.8 million for Q1 2022 decreased by 15% compared to $41.9 million of revenues in Q1 2021. Despite higher metal prices, revenues decreased during Q1 2022 mainly due to lower metal production attributable to lower grades except copper. Copper equivalent payable pounds dropped 51% due to lower quantities of metals sold as compared to Q1 2021.

Revenue from metals payable in Mexico were $21.4 million for Q1 2022 compared to $27.7 million in Q1 2021, as lower production from the Bolivar mine was partially offset by the increase in metal prices and higher production from the Cusi mine.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

Revenue from metals payable at the Bolivar Mine were $11.6 million for Q1 2022, a decrease of 46% from the Q1 2021 revenue of $21.5 million. This decrease was a result of the 50% decrease in the tonnes processed combined with lower grades. Copper equivalent payable pounds decreased 56% due to lower metal sales for copper (51%), silver (64%) and gold (57%) as compared to Q1 2021.

Revenue from metals payable at the Cusi Mine for Q1 2022 were $9.9 million compared to $6.2 million in Q1 2021. The 60% increase in revenues resulted from higher silver equivalent payable ounces attributable to increased throughput and grades as compared to Q1 2021.

The following table shows the Company’s realized selling prices for Q1 2022 and each quarter in 2021:

Realized Metal Prices	2022	2021
(In US dollars)	Q1	Q4	Q3	Q2	Q1
Silver (oz)	$23.95	$23.41	$24.20	$26.80	$26.44
Copper (lb)	$4.53	$4.40	$4.20	$4.37	$3.88
Lead (lb)	$1.06	$1.06	$1.07	$0.97	$0.92
Zinc (lb)	$1.69	$1.55	$1.36	$1.34	$1.24
Gold (oz)	$1,875	$1,795	$1,790	$1,818	$1,778

Costs

Yauricocha’s cash cost per copper equivalent payable pound was $2.19 (Q1 2021 - $1.48), and AISC per copper equivalent payable pound of $3.73 (Q1 2021 - $2.65). Higher unit costs resulted from a 37% decrease in copper equivalent payable pounds.

Bolivar’s cash cost per copper equivalent payable pound was $4.55 (Q1 2021 - $1.58), and AISC per copper equivalent payable pound was $7.33 (Q1 2021 - $2.91) for Q1 2022. Unit costs at Bolivar increased as the 50% decrease in tonnage processed resulted in higher operating costs per tonne. Further, lower grades resulted in a 56% decrease in the copper equivalent payable pounds as compared to Q1 2021.

Cusi’s cash cost per silver equivalent payable ounce was $13.48 (Q1 2021 - $18.72), and AISC per silver equivalent payable ounce was $19.94 (Q1 2021 - $30.28) for Q1 2022 as compared to Q1 2021. Unit costs for Q1 2022 declined at Cusi due to the 49% increase in the silver equivalent payable ounces sold as compared to Q1 2021.

Non-cash depletion, depreciation and amortization

The Company’s cost of sales for Q1 2022 included total non-cash depletion, depreciation and amortization expense of $9.0 million compared to $11.2 million for the same period in 2021.

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $1.4 million for Q1 2022 (Q1 2021: $2.4 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

General and Administrative Expenses

The Company incurred general and administrative expenses of $5.3 million in Q1 2022 compared to $6.0 million in Q1 2021. The decrease in general and administrative costs was driven by lower legal costs in Mexico and salaries in Peru.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $16.0 million during Q1 2022 (Q1 2021: $27.9 million) which included $14.2 million (Q1 2021: $18.3 million) from the Peruvian operation and $3.3 million (Q1 2021: $10.8 million) from the operations in Mexico. The decrease in adjusted EBITDA in Q1 2022 was mainly due to lower consolidated revenues and lower gross margins. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $2.7 million for Q1 2022 compared to $8.8 million in Q1 2021. Current income tax expense decreased due to lower taxable income.

During Q1 2022, the Company recorded a deferred tax recovery of $4.7 million as compared to $(0.01) million of deferred tax expense recorded in the same quarter of 2021. This deferred tax recovery resulted from the weakening of the US$ in Q1 2022 and due to the non-cash recovery associated with the acquisition of Corona.

Adjusted net income attributable to shareholders (1)

Adjusted net income attributable to shareholders (1) of $5.9 million, or $0.04 per share, for Q1 2022 was higher than the adjusted net income of $4.7 million, or $0.03 per share for Q1 2021. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

Total Comprehensive income

Total comprehensive income (“TCI”) for Q1 2022 was $2.1 million compared to TCI of $3.5 million in Q1 2021. TCI includes a foreign currency loss of $(0.0) million (Q1 2021 $(0.2) million).

The following tables display selected quarterly financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended March 31, 2022	$	$	$	$	$
Revenue	35,794	11,589	9,858	-	57,241

Production cost of sales	(19,519)	(12,394)	(5,674)	-	(37,587)
Depletion of mineral property	(3,007)	(1,618)	(593)	-	(5,218)
Depreciation and amortization of property, plant and equipment	(1,404)	(1,983)	(407)	-	(3,794)
Cost of sales	(23,930)	(15,995)	(6,674)	-	(46,599)

Net income (loss) from operations	8,552	(6,216)	1,644	(1,850)	2,130

Adjusted EBITDA	14,233	429	2,908	(1,582)	15,988

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended March 31, 2021	$	$	$	$	$
Revenue	41,925	21,528	6,171	-	69,624

Production cost of sales	(21,466)	(10,405)	(5,246)	-	(37,117)
Depletion of mineral property	(5,243)	(1,113)	(511)	-	(6,867)
Depreciation and amortization of property, plant and equipment	(1,443)	(2,068)	(870)	-	(4,381)
Cost of sales	(28,152)	(13,586)	(6,627)	-	(48,365)

Net income (loss) from operations	3,194	3,641	(1,240)	(1,835)	3,760

Adjusted EBITDA	18,322	9,696	1,097	(1,169)	27,946

Cash Flows

Cash flow generated from operations before movements in working capital of $10.7 million for Q1 2022 decreased compared to $25.3 million in Q1 2021. The decrease in operating cash flow is mainly the result of lower consolidated revenues generated and lower gross margins realized.

Net cash flow of $(10.7) million (Q1 2021: $(14.6) million) used in investing activities during Q1 2022 consists of development costs, equipment purchases, plant improvement expenditures required to meet throughput increases, and expenditures on shafts and ventilation.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

A breakdown of the Company’s capital expenditures of $11.6 million (including $0.9 million of unpaid capital expenditure at the end of Q1 2022) during the three months ended March 31, 2022 is presented below:

Q1 2022 Capital Expenditures by Mine
($000)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Exploration	$874	$1,315	$2	$2,191
Development	$1,606	$1,753	$386	$3,745
Equipment	$1,104	$813	$115	$2,032
Mascota Shaft / Central Shaft	$303	$-	$-	$303
Concentrator Plant	$219	$244	$234	$697
Ventilation	$54	$-	$-	$54
Tailings dam	$186	$46	$369	$601
Other	$74	$-	$-	$74
Expansion studies	$-	$160	$22	$182
Development to increase production	$-	$848	$-	$848
Yauricocha Shaft	$864	$-	$-	$864
	$5,284	$5,179	$1,128	$11,591

Net cash flow of $(0.9) million (Q1 2021: $(0.8) million) used in financing activities for Q1 2022 consists of $(0.7) million (Q1 2021: $(0.8) million) of interest paid on loans and credit facilities. The March 2022 repayment installment of $6.3 million on the Senior Secured Credit Facility was refinanced with a term loan for the same amount issued by way of promissory notes by BCP and Banco Santander.

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

	2022	2021				2020
(In thousands of United States dollars, except per share amounts)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Revenues	57,241	62,240	60,701	79,449	69,624	76,218	73,211	41,901
Adjusted EBITDA	15,988	18,843	17,444	40,499	27,946	33,725	39,739	13,295
Adjusted net income attributable to shareholders	5,945	5,443	(1,677)	13,066	4,739	8,670	18,377	1,344
Net income (loss) attributable to shareholders	369	(34,716)	(4,815)	9,084	3,084	7,603	17,531	154

Basic and diluted earnings (loss) per share ($)	0.00	(0.21)	(0.03)	0.06	0.02	0.04	0.11	-

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s Statement of Financial Position as at March 31, 2022 and December 31, 2021:

(000's)	March 31, 2022	December 31, 2021
Cash and cash equivalents	$19,511	$34,929
Working capital	$12,433	$17,321
Total assets	$384,373	$396,824

Debt (net of financing fees)	$81,083	$80,804
Total liabilities	$177,431	$192,192

Equity attributable to owners of the Company	$169,798	$169,249

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

Cash and cash equivalents of $19.5 million and working capital of $12.4 million as at March 31, 2022 compared to $34.9 million and $17.3 million, respectively, at the end of 2021. Cash and cash equivalents decreased during Q1 2022 due to $3.9 million of cash used in operating activities, $10.7 million used investing activities and $0.9 million used in financing activities.

Trade and other receivables as at March 31, 2022 include $6.8 million (December 31, 2021 - $4.9 million) of Mexican value-added tax (“VAT”) receivables. The Company expects to collect or offset the VAT balance against 2022 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at March 31, 2022.

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	March 31, 2022	December 31, 2021
Senior Secured Corporate Facility with BCP(1)	$100,000	$81,083	$80,804
Total Debt		$81,083	$80,804

Less cash balances		$19,511	$34,929
Net Debt		$61,572	$45,875

(1) See condensed interim consolidated financial statements as at March 31, 2022 for details of the loan facility.

Outstanding shares

The authorized share capital at March 31, 2022 was an unlimited number of common shares without par value. As at May 11, 2022, the Company had 163.9 million shares issued and outstanding (December 31, 2021 – 163.4 million shares issued and outstanding).

As at March 31, 2022, there were 478,829 RSUs outstanding at a weighted average fair value of C$3.03.

As at May 11, 2022 there are 478,829 RSUs outstanding at a weighted average fair value of C$3.03.

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

The Company is implementing proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on its employees, communities, operations, supply chain, and finances. The Company has taken various measures including adherence to the most up to date guidance from governments and public health authorities in each jurisdiction in which it operates. These measures include, but are not limited to, reducing on-site crew sizes, enhanced cleaning and disinfecting protocols, eliminating group meetings, requiring workers with symptoms not to come to work and promoting preventative measures including social distancing and frequent handwashing.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

10.	OTHER RISKS AND UNCERTAINTIES

Risks

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement Regarding Forward-Looking Information found in this MD&A.

The Company’s business activities expose it to significant risks due to the nature of mining, development and exploration activities and operations in foreign jurisdictions. The ability to manage these risks is a key component of the Company’s business strategy. Management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the management and Board of Directors’ level.

For a full discussion of the Company’s Risks and Uncertainties, please refer to the Annual Information Form for the year ended December 31, 2021, which is filed on www.sedar.com and www.sec.gov.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

These matters include an ongoing personal action filed in Mexico against Dia Bras Mexicana S.A de C.V (“DBM”) by an individual, Carlos Emilio Seijas Bencomo, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. Carlos. Emilio Seijas Bencomo passed away in 2020 and his heirs appointed Mr. Emilio Ambrosio Bencomo Portillo as legal representative to pursue this case. On March 12, 2021, the first Civil Court of Chihuahua complied with the order of the Collegiate Court absolving DBM of all claims raised by the plaintiff. The plaintiff filed an appeal against this ruling on April 7, 2021, which was dismissed by the Second Collegiate Federal on April 6, 2022, leaving the plaintiff with the only option of appealing to the Supreme Court. The Company believes that with another favorable ruling and with the time running out on the plaintiff to file an appeal in the Supreme Court, the possibility of a reversal of the latest April 6, 2021 ruling has reduced even further.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

11.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three months ended March 31, 2022 and 2021:

	Three Months Ended
	March 31, 2022	March 31, 2021
Net income	$2,130	$3,760

Adjusted for:
Depletion and depreciation	9,163	11,782
Interest expense and other finance costs	767	880
NRV adjustments on inventory	2,541	356
Share-based payments	195	437
Derivative gains	-	(451)
Costs related to COVID	1,311	2,677
Foreign currency exchange and other provisions	1,863	(732)
Legal settlement and related charges	-	390
Income taxes	(1,982)	8,847
Adjusted EBITDA	$15,988	$27,946

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted net income to the condensed interim consolidated financial statements for the three months ended March 31, 2022 and 2021:

	Three Months Ended
(In thousands of United States dollars)	March 31, 2022	March 31, 2021
Net income (loss) attributable to shareholders	$369	$3,084
Non-cash depletion charge on Corona's acquisition	1,404	2,376
Deferred tax recovery on Corona's acquisition depletion charge	(427)	(721)
NRV adjustments on inventory	2,541	356
Share-based compensation	195	437
Legal settlement and related charges	-	390
Derivative gains	-	(451)
Foreign currency exchange loss (gain)	1,863	(732)
Adjusted net income attributable to shareholders	$5,945	$4,739

Cash cost per silver equivalent payable ounce and copper equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce and copper equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce and copper equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce and copper equivalent payable pound and has included calculations of this metric in the reconciliations within the applicable tables to follow.

All-in sustaining cost per silver equivalent payable ounce and copper equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statement of income for the three months ended March 31, 2022 and 2021:

		Three months ended				Three months ended
(In thousand of US dollars, unless stated)		March 31, 2022				March 31, 2021
		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		23,930	15,995	6,674	46,599	28,152	13,598	6,615	48,365
Reverse: Workers Profit Sharing		-	-	-	-	(1,066)	-	-	(1,066)
Reverse: D&A/Other adjustments		(4,780)	(3,181)	(1,090)	(9,051)	(6,686)	(3,557)	(1,425)	(11,668)
Reverse: Variation in Finished Inventory		(490)	(1,406)	570	(1,326)	(688)	1,619	254	1,185
Total Cash Cost		18,660	11,408	6,154	36,222	19,712	11,660	5,444	36,816
Tonnes Processed		315,250	187,556	87,924	590,730	326,211	371,608	76,602	774,421
Cash Cost per Tonne Processed	US$	59.19	60.82	69.99	61.32	60.43	31.38	71.07	47.54

The following table provides detailed information on Yauricocha’s cash cost and all-in sustaining cost per copper equivalent payable pound for the three months ended March 31, 2022 and 2021:

YAURICOCHA		Three months ended
(In thousand of US dollars, unless stated)		March 31, 2022	March 31, 2021
Cash Cost per zinc equivalent payable pound
Total Cash Cost		18,660	19,712
Variation in Finished inventory		490	688
Total Cash Cost of Sales		19,150	20,400
Treatment and Refining Charges		6,852	10,109
Selling Costs		719	1,324
G&A Costs		1,952	2,502
Sustaining Capital Expenditures		3,968	2,276
All-In Sustaining Cash Costs		32,641	36,611
Copper Equivalent Payable Pounds (000's)		8,740	13,797
Cash Cost per Copper Equivalent Payable Pound	(US$)	2.19	1.48
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.73	2.65

The following table provides detailed information on Bolivar’s cash cost, and all-in sustaining cost per copper equivalent payable pound for the three months ended March 31, 2022 and 2021:

BOLIVAR		Three months ended
(In thousand of US dollars, unless stated)		March 31, 2022	March 31, 2021
Cash Cost per copper equivalent payable pound
Total Cash Cost		11,408	11,660
Variation in Finished inventory		1,406	(1,619)
Total Cash Cost of Sales		12,814	10,041
Treatment and Refining Charges		2,048	3,570
Selling Costs		963	1,099
G&A Costs		815	1,451
Sustaining Capital Expenditures		4,012	2,254
All-In Sustaining Cash Costs		20,652	18,415
Copper Equivalent Payable Pounds (000's)		2,818	6,338
Cash Cost per Copper Equivalent Payable Pound	(US$)	4.55	1.58
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	7.33	2.91

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Cusi’s cash cost, and all-in sustaining cost per silver equivalent payable ounce for the three months ended March 31, 2022 and 2021:

CUSI		Three months ended
(In thousand of US dollars, unless stated)		March 31, 2022	March 31, 2021
Cash Cost per silver equivalent payable ounce
Total Cash Cost		6,154	5,444
Variation in Finished inventory		(570)	(254)
Total Cash Cost of Sales		5,584	5,190
Treatment and Refining Charges		504	1,102
Selling Costs		371	297
G&A Costs		695	447
Sustaining Capital Expenditures		1,106	1,360
All-In Sustaining Cash Costs		8,260	8,396
Silver Equivalent Payable Ounces (000's)		414	277
Cash Cost per Silver Equivalent Payable Ounce	(US$)	13.48	18.72
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	19.94	30.28

Consolidated:

CONSOLIDATED		Three months ended
(In thousand of US dollars, unless stated)		March 31, 2022	March 31, 2021
Total Cash Cost of Sales		37,548	35,631
All-In Sustaining Cash Costs		61,553	63,422
Copper Equivalent Payable Pounds (000's)		13,748	22,024
Cash Cost per Copper Equivalent Payable Pound	(US$)	2.73	1.62
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	4.48	2.88

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

•	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2021 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long- term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit.

25

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated

)

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

13.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at March 31, 2022.

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at March 31, 2022, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2022. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at March 31, 2022 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, ICFR.

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, labour and market disruptions resulting from the COVID-19 pandemic and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 16, 2022 available at www.sedar.com and at www.sec.gov under the Company’s name.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mtion that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper and zinc (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites; our ability to manage challenges presented by COVID-19 including but not limited to our ability to procure and transport critical spares, consumables and other supplies; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2022

(In thousands of United States dollars, unless otherwise stated)

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.